Item 77C – Columbia Funds Variable Series Trust II

Shareholder Meeting Results

(UNAUDITED)

Variable Portfolio – Aggressive Portfolio

Variable Portfolio – Conservative Portfolio

Variable Portfolio – Moderate Portfolio

Variable Portfolio – Moderately Aggressive Portfolio

Variable Portfolio – Moderately Conservative Portfolio

Special Meeting of Shareholders Held on August 26, 2015

At a Special Meeting of Shareholders held on August 26, 2015 (the “Meeting”), shareholders of each Fund approved a proposal to amend each Fund’s investment management services agreement to provide for the payment of an investment advisory fee to Columbia Management Investment Advisers, LLC (Columbia Management) for the portion of the assets of each Fund invested in certain securities and other instruments and assets other than shares of underlying funds advised by Columbia Management that pay an advisory fee to Columbia Management. The votes cast for or against as well as the number of abstentions to the proposal are set forth below. A vote is based on total dollar interest in each Fund as of the record date of the Meeting.

	Votes For	Votes Against	Abstentions
Variable Portfolio – Aggressive Portfolio	2,433,546,013	605,465,097	243,635,057
Variable Portfolio – Conservative Portfolio	1,151,795,436	241,944,627	147,679,841
Variable Portfolio – Moderate Portfolio	16,801,800,810	3,216,947,498	1,722,570,970
Variable Portfolio – Moderately Aggressive Portfolio	8,414,535,518	1,897,539,911	810,714,634
Variable Portfolio – Moderately Conservative Portfolio	3,414,699,884	550,325,623	401,901,206